NEWS RELEASE

RepliCel Announces Material Patent Milestones

New DermaPrecise™ patent application and patents granted for tendinopathy and skin rejuvenation technologies in key markets

VANCOUVER, BC, CANADA – 10 January 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, is pleased to announce the filing of a new patent application covering novel aspects of the DermaPrecise™ product portfolio as well as the granting and/or allowance of three patent applications in key markets.

The DermaPrecise™ Injector is an electronic injection system designed to offer new levels of control over any injection into the dermal and subcutaneous layers for which precision of depth, dose and/or delivery matters. The new provisional patent application, filed on November 11, 2021 covers new commercial embodiments of certain technologies related to its dermal injector product portfolio which are not covered in previous patent applications.

“As we continue to innovate the DermaPrecise™ injector, control unit and consumables, we will continue to file patents protecting all aspects of this product portfolio,” stated RepliCel President and CEO, R. Lee Buckler. “The testing being conducted on the DermaPrecise™ injection system is generating new ideas, innovations, and specifications which will lead to more patent filings covering new technologies and applications as we march toward commercialization of the DermaPrecise™ product line.”

With respect to the newly granted and allowed patents, RepliCel has been issued a key patent in Japan related to the Company's RCT-01 cell therapy for the treatment of chronic tendinopathy and two patents, one in Brazil and another in Mexico, relating to its RCS-01 regenerative cell therapy for skin rejuvenation.

About the DermaPrecise Product Line

The DermaPrecise™ Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include two different multi-needle heads, syringe cartridges, and liners.

High-value market applications for the device include the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Other potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.

Commercial, clinical-grade units of the consumables and injector are now in production and testing for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.

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The DermaPrecise™ injection system is supplied with single-use cartridges and multi-needle heads for use with injectables of varying viscosity including highly viscose products such as some of the newer crosslinked hyaluronic acid-based dermal fillers and antibody therapeutics.

About RepliCel's Skin and Tendon Programs

RepliCel is currently preparing for the clinical testing and commercialization of two cell-based regenerative medicines in Japan - one for skin rejuvenation (RCS-01) and one for tendon regeneration (RCT-01). RepliCel’s partner in Greater China, YOFOTO China Health Company, is currently preparing for phase 2 studies in China of these same therapies in collaboration with RepliCel. Both RCT-01 and RCS-01 have been the subject of successful phase 1 clinical studies..

Both products are the subject of active, ongoing partnership discussions in Japan and have already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

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RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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